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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                                  HEMOSOL INC.
    ------------------------------------------------------------------------
                              (Name of the Issuer)

                                  HEMOSOL INC.
                                    MDS INC.
                          MDS LABORATORY SERVICES INC.
    ------------------------------------------------------------------------
                       (Names of Persons Filing Statement)

                                  COMMON SHARES
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    42369K102
    ------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

-----------------------------------------------------------------------------------------
     LEE D. HARTWELL               PETER E. BRENT                 BRADLEY G. LEGGE
       HEMOSOL INC.                    MDS INC.              MDS LABORATORY SERVICES INC.
2585 MEADOWPINE BOULEVARD    100 INTERNATIONAL BOULEVARD      100 INTERNATIONAL BOULEVARD
   MISSISSAUGA, ONTARIO            TORONTO, ONTARIO                TORONTO, ONTARIO
      CANADA L5N 8H9                CANADA M9W 6J6                  CANADA M9W 6J6
       905-286-6200                  416-675-6777                    416-675-6777
-----------------------------------------------------------------------------------------

          (Name, Address and Telephone Numbers of Person Authorized to
  Receive Notices and Communications on Behalf of the Persons Filing Statement)

                           Copy of communications to:

--------------------------------------------------------------------------------
        JEFFREY NADLER, ESQ.                  CHRISTOPHER W. MORGAN, ESQ.
     WEIL, GOTSHAL & MANGES LLP        SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
          767 FIFTH AVENUE                    222 BAY STREET, SUITE 1750
      NEW YORK, NEW YORK 10153                     TORONTO, ONTARIO
            212-310-8000                            CANADA M5K 1J5
                                                     416-777-4700
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This Statement is filed in connection with:

a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [_] The filing of a registration statement under the Securities Act of 1933.

c. [_]    A tender offer.

d. [X]    None of the above.

Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies: [_]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE

================================================================================
       Transaction Valuation*                       Amount of Filing Fee**
--------------------------------------------------------------------------------
           $3,478,219.04                                    $696.00
================================================================================
* Estimated solely for purposes of computing the filing fee. The transaction valuation was based on the product of (i) the 7% equity interest in Hemosol being acquired by MDS pursuant to the Arrangement described herein (equal to 3,930,191 shares based on 56,145,582 Hemosol common shares outstanding as of March 10, 2004), and (ii) $0.885, the average of the high and low prices reported for Hemosol common shares on the Nasdaq National Market on March 17, 2004.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of the transaction valuation.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $696.00        Form or Registration No.: Rule 13E-3
                                        Transaction Statement on Schedule 13E-3

Filing Party: Hemosol Inc., MDS Inc.    Date Filed: March 19, 2004
and MDS Laboratory Services Inc.

           This Amendment No. 4 ("Amendment No. 4") is being filed by (i) Hemosol Inc. ("Hemosol"), a corporation existing under the Business Corporations Act (Ontario), as amended (the "OBCA"), (ii) MDS Inc. ("MDS"), a corporation existing under the OBCA, and (iii) MDS Laboratory Services Inc. ("MDS Subco" and, together with Hemosol and MDS, the "Filing Persons"), a corporation existing under the OBCA and a wholly-owned subsidiary of MDS, and amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as so amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, the "Transaction Statement") filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, by the Filing Persons on March 19, 2004 and amended by Amendment No. 1 on April 5, 2004, Amendment No. 2 on April 19, 2004 and Amendment No. 3 on April 29, 2004.

           The Transaction Statement relates to a proposed arrangement involving Hemosol, its securityholders and MDS, upon the terms and conditions provided for in the Arrangement Agreement, attached as Exhibit (d)(i) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Filing Persons on March 19, 2004.

ITEM 15.  OTHER MATERIAL INFORMATION

Regulation M-A
Item 1011

(b)       See exhibits (a)(5)(vi) and (a)(5)(vii) in Item 16 below.


ITEM 16.  EXHIBITS

Regulation M-A
Item 1016

(a) (5)(vi)     Press Release, dated April 20, 2004.

(a) (5)(vii)    Press Release, dated May 3, 2004.




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
                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:     April 30, 2004


                                     HEMOSOL INC.


                                     By:  /s/ DAVID BELL
                                         ---------------------------------------
                                         Name:   David Bell
                                         Title:  Vice President, Drug Discovery


                                     MDS INC.


                                     By: /s/ JAMES A.H. GARNER
                                         ---------------------------------------
                                         Name:  James A.H. Garner
                                         Title: Executive Vice President, and
                                                Chief Financial Officer


                                     MDS LABORATORY SERVICES INC.


                                     By: /s/ BRADLEY G. LEGGE
                                         ---------------------------------------
                                         Name: Bradley G. Legge
                                         Title: Director



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
                                  EXHIBIT INDEX

EXHIBIT                       DESCRIPTION

(a)(5)(vi)                    Press Release, dated April 20, 2004

(a)(5)(vii)                   Press Release, dated April 30, 2004





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